Pfizer Inc.
235 East 42nd Street
New York, N.Y.
10017-5755

April 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Ms. Cecilia Blye
Mr. Daniel Leslie

	Re:	SEC Comment Letter dated April 5, 2016
Pfizer Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-03619

Dear Ms. Blye and Mr. Leslie:

This letter is to confirm our telephone conversation on April 12, 2016 with Mr. Leslie of the staff of the Securities and Exchange Commission regarding our request for an extension of time to respond to your comment letter dated April 5, 2016. As discussed, we require additional time to prepare a response to your letter. As a result, we respectfully request that you allow us to submit our response by Thursday, May 19, 2016.

Please contact me at 212-733-8515 if you would like to discuss this request. Thank you for your consideration.

Very truly yours,

/s/ Shehzad Siddiqui

Shehzad Siddiqui

Corporate Counsel

Corporate Governance